BB

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

SECI 08029161 ISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 31826 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07 *
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Primevest Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 First Street, Suite 300
(No. and Street)

St. Cloud (City) MN (State) 56301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Schmitz (320) 656-4309
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Blvd (Address) Atlanta (City) GA (State) 30308 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Mark Paul Shelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Primevest Financial Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY JEAN ASFELD
NOTARY PUBLIC-MINNESOTA
My Comm. Exp. Jan. 31, 2010

Kimberly J Asfeld
Notary Public

Mark Paul Shelson
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
## PRIMEVEST® Financial Services, Inc. and Subsidiaries
*December 31, 2007*
*with Report of Independent Auditors*

# PRIMEVEST® Financial Services, Inc. and Subsidiaries
## Consolidated Statement of Financial Condition
## December 31, 2007

## Contents

Ernst & Young
Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308
Phone: (404) 874-8300
www.ey.com

# Report of Independent Auditors

Stockholder and Board of Directors
PrimeVest® Financial Services, Inc.

We have audited the accompanying consolidated statement of financial condition of PrimeVest® Financial Services, Inc. and Subsidiaries (the Company, a wholly-owned subsidiary of Lion Connecticut Holdings, Inc., which is a wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2007. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of PrimeVest® Financial Services, Inc. and Subsidiaries as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Atlanta, Georgia
February 15, 2008

# PRIMEVEST® Financial Services, Inc. and Subsidiaries
## Consolidated Statement of Financial Condition
## December 31, 2007

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 27,932,784 |
| Receivable from brokers, dealers, and clearing organizations | | 3,151,156 |
| Receivable from customers, net of allowance for doubtful accounts of $424,543 | | 31,254,505 |
| Securities owned, at market value | | 10,848,119 |
| Commissions receivable | | 4,848,478 |
| Due from affiliates | | 180,877 |
| Deferred tax asset | | 3,010,904 |
| Other assets | | 12,073,309 |
| Total assets | $ | 93,300,132 |
| **Liabilities and stockholder's equity** | | |
| Liabilities: | | |
| Payable to brokers, dealers, and clearing organizations | $ | 3,313,034 |
| Payable to customers | | 20,622,960 |
| Commissions payable | | 14,109,845 |
| Due to affiliates, including $365,301 under tax allocation agreement | | 3,840,993 |
| Other liabilities | | 8,779,511 |
| Total liabilities | | 50,666,343 |
| Stockholder's equity: | | |
| Common stock ($10 par value; 1,000,000 shares authorized; 81,468 shares issued and outstanding) | | 814,680 |
| Additional paid-in capital | | 20,290,163 |
| Retained earnings | | 21,528,946 |
| Total stockholder's equity | | 42,633,789 |
| Total liabilities and stockholder's equity | $ | 93,300,132 |

*The accompanying notes are an integral part of this financial statement.*

## 1. Nature of Business and Ownership

PRIMEVEST® Financial Services, Inc. and Subsidiaries (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority. The Company provides brokerage, insurance, and investment advisory services to customers through financial institutions and correspondent clearing services to affiliated and unaffiliated introducing broker-dealers. The Company is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. (LCH or Parent). LCH is a wholly owned subsidiary of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly owned subsidiary of ING Group N.V. (ING), a global financial services holding company based in the Netherlands.

The consolidated financial statements include the accounts of PRIMEVEST® Financial Services, Inc. and its wholly owned subsidiaries: Compulife Inc., Compulife Investor Services, Inc., Compulife Agency, Bancnorth Investment Group, Inc. (Bancnorth), Guaranty Brokerage Services, Inc. (Guaranty), PRIMEVEST® Insurance Agency of Texas, Inc., PRIMEVEST® Insurance Agency of New Mexico, Inc., PRIMEVEST® Insurance Agency of Oklahoma, Inc., PRIMEVEST® Insurance Agency of Ohio, Inc., PRIMEVEST® Insurance Agency of Alabama, Inc., PRIMEVEST® Insurance Agency of Nevada, Inc., PRIMEVEST® Insurance Agency of Wyoming, Inc. and Branson Insurance Agency, Inc. Bancnorth and Guaranty are introducing securities brokers established for the purpose of providing securities brokerage and insurance services to customers through financial institutions. The PRIMEVEST® insurance agencies were incorporated in their respective states for the purpose of providing the Company's customers with insurance products. All significant intercompany balances and transactions have been eliminated in consolidation.

## 2. Summary of Significant Accounting Policies

*General*

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company considers deposits that can be redeemed on demand to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

*Securities Owned*

Securities owned are stated at fair value. Fair value generally is based on published market prices or other relevant factors, including dealer price quotations and valuation pricing models which take into account time value and volatility factors underlying the securities.

*Receivable from Customers*

Receivables from customers are reported in the statement of financial condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to expense and a credit to a valuation allowance in the period that the receivable is determined to be uncollectible.

*Furniture, Equipment and Leasehold Improvements*

Furniture, office equipment, and leasehold improvements are stated at cost and depreciated using the straight-line method over their estimated useful lives of three to ten years. Furniture and equipment in the amount of $70,428, net of accumulated depreciation of $694,026 and leasehold improvements in the amount of $177,232, net of accumulated depreciation of $890,808 are included in other assets on the consolidated statement of financial condition.

*Liabilities Subordinated to the Claims of General Creditors*

At December 31, 2007, the Company had no liabilities subordinated to the claims of general creditors.

*Income Taxes*

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years.

*Revenue Recognition*

Commission revenue and expense are recognized on a settlement-date basis, which is not materially different from trade-date basis.

*Recently Issued Accounting Standards*

*Accounting for Uncertainty in Income Taxes – FIN 48*

Effective January 1, 2007 the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements in accordance with FAS 109, "Accounting for Income

Taxes". The adoption of FIN 48 did not have an impact on the Company, since the Company does not have any uncertain tax positions.

*Fair Value Measurements – FAS 157*

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (FAS 157), *Fair Value Measurements*. FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The provisions for FAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has determined that the adoption of FAS 157 will not have a material effect on the Company's financial position, results of operations, or cash flows.

## 3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2007. Significant components of the Company's deferred tax asset at December 31, 2007 are as follows:

| | |
|---|---|
| Deferred tax asset: | |
| Pension | $ 1,706,794 |
| Amortization | 345,036 |
| Deferred compensation | 173,731 |
| Legal fees | 347,116 |
| Fixed assets | 211,164 |
| Other | 227,063 |
| Total deferred tax asset | $ 3,010,904 |

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

The Company adopted FIN 48 on January 1, 2007. The Company has reviewed and evaluated the relevant technical merits of each of its tax positions and determined the Company does not have any uncertain tax positions.

The Internal Revenue Service is currently examining ING AIH's tax returns for the years 2002 through 2006. Management is not aware of any adjustments as a result of this

examination that would have a material impact on the consolidated financial statements of the Company.

## 4. Employee Benefits

*401(k), Pension and Deferred Compensation Plans for Employees*

The employees of the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2007 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

## 5. Commitments

The Company leases office space and office equipment under various noncancelable operating leases. In addition to base rents, certain operating costs of the leased premises are also to be paid. Minimum payments required under these leases for succeeding years are as follows:

| | |
|---|---|
| 2008 | $ 695,218 |
| 2009 | 35,590 |
| Total | $ 730,808 |

## 6. Contingencies

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters will not have a material effect on the Company's results of operations or financial condition.

As with many financial services companies, the Company and certain of its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company believes full cooperation has been and is being provided.

Regulators are also conducting other broad investigations involving the financial services industry. These initiatives currently focus on, among other things, compensation and other sales incentives, conflicts of interest, anti-competitive activity, marketing practices, and disclosure. It is possible that the scope of these investigations will further broaden before the investigations are concluded. Like other financial services companies, U.S.

affiliates of ING have received formal and informal requests in this regard, and are cooperating fully with each request for information.

## 7. Related Party Transactions

ING Brokers Network, LLC (ING BN) (an affiliated company) and ING AIH performed certain general administrative services for the Company.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly owned subsidiary of its Parent.

## 8. Short-Term Borrowings

The Company has a $50,000,000 uncommitted line of credit available with a nationally recognized financial institution. There were no outstanding borrowings at December 31, 2007. The line of credit is due on demand.

## 9. Off-Balance Sheet Risk

Financial instruments recorded at fair value on the Company's consolidated statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations and receivables from and payables to customers. Financial instruments carried at contract amounts which approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance-sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or counterparties are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin

levels daily and pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

## 10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. The rule requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2007, the Company had net capital of $26,728,218, which was $26,045,195 in excess of required net capital of $683,023. The Company's ratio of net capital to aggregate debit items was 78%.

END